

Division of Corporation
Finance

Mail Stop 4561

January 13, 2010

Rodney W. Schutt
Chief Executive Officer
Aspyra, Inc.
4360 Park Terrace Drive, Suite 220
Westlake Village, CA 91361

Re: Aspyra, Inc.
Preliminary Revised Information Statement on Schedule 14C
File No. 001-13268
Filed December 31, 2009

Amendment No. 2 to Preliminary Transaction Statement on Schedule 13E-3
File No. 005-34708
Filed December 31, 2009

Dear Mr. Schutt:

We have reviewed the above-referenced filings and your responses and have the
following comments. Where indicated, we think you should revise your document in
response to these comments. If you disagree, we will consider your explanation as to
why our comment is inapplicable or a revision is unnecessary. After reviewing this
information, we may raise additional comments. Please note that our references to prior
comments refer to our prior letter dated December 9, 2009.

Schedule 14C

General

1. We note your assertion in response to prior comment 4 that you have complied
    with the federal proxy rules in obtaining the consents based apparently on the fact
    that the total number of shareholders who provided their consent for the reverse
    split is ten.   It appears from your response that you are attempting to rely on the
    exemption afforded by Rule 14a-2(b)(2). However, that rule, by its terms, applies
    to solicitations "made otherwise than on behalf of the registrant." Here, the
    Information Statement is being furnished by the Board of Directors of Aspyra to

the stockholders and is therefore considered a solicitation "on behalf of the registrant." As such, the exemption does not apply to your filing. Accordingly, please provide further support for your assertion that no solicitation took place. In your response, please specifically discuss the sequence of events through which these consents were obtained and describe in material detail the relationship between each of the shareholders you identified and the company. Alternatively, comply with Regulation 14A in obtaining shareholder approval for the subject corporate actions.

Questions and Answers Concerning the Stockholder Action Taken

Did we consider other alternatives to the reverse split? page 7

2. Your response to prior comment 11 notwithstanding, given that the company considered the sale of some or all of the company during the time the company considered the Rule 13e-3 transaction as described in the background section, it would appear that such a sale could have served as an alternative means of accomplishing the stated purpose of terminating your registration under the Exchange Act. It is unclear how you concluded that the lack of assurance that any sale would be consummated precludes the sale from being included among the alternatives considered. Further, disclosure regarding the possible sale of some or all of the company, both historically and on a going-forward basis, appears to be material information that should be addressed in the forepart of the document. Please revise accordingly or provide a more detailed explanation as to why you believe disclosure to this effect is not required.

Special Factors

Background, page 8

3. You indicate "[t]he company has also been considering the possibility of a sale of the Company" though you do not provide any timeframe or discuss the circumstances under which the board first began to consider this possibility. Similarly, you state that in September 2008, preliminary discussions were held with a potential buyer without describing the sequence of events that led to that meeting. Please revise your disclosure to address why the board began to consider the sale of the company and to discuss how the potential buyer was identified and who initiated the meeting in September 2008.

4. Please include a statement at the conclusion of this section updating the status of any ongoing negotiations regarding a sale of the company and specify whether or not the company has entered into any binding agreements in this regard.

Reasons for the Reverse Split, page 9

5. Please state here that one of the detrimental effects of the transaction is that shareholders who are cashed out as a result of the reverse stock split will cease to have any direct or indirect ownership interest in Aspyra and will not be able to participate in any future earnings or growth of the Company. It may be appropriate to include similar disclosure elsewhere in document where you discuss the effects of the transaction.

Fairness of the Reverse Split to Unaffiliated Stockholders, page 12

6. Please refer to prior comment 17. We note your expanded disclosure on page 13 indicating that the Company "did not consider any particular valuation technique with respect to the purchase of the fractional shares" due to the de minimis nature of the amounts involved with respect to the payment for the fractional shares. Your disclosure should more specifically address why going concern and liquidation value were not considered in the context of this transaction. In addition, tell us the going concern and liquidation value of the company, if these values were calculated.

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      If you have any questions or concerns, please contact the undersigned at 202-551-3457 or Peggy Kim, Special Counsel, Office of Mergers and Acquisitions, at 202-551-3411.

                                        Sincerely,

                                        Maryse Mills-Apenteng
                                        Special Counsel

cc: Via facsimile 212-930-9725
       Jeff Cahlon, Esq.
       Sichenzia Ross Friedman Ference LLP